Exhibit 99.1

ImmunoPrecise Reports Financial Results and Recent Business Highlights for Full Fiscal Year 2022

  The Company achieved record revenues of $19.4 million, up 8.1% from $17.9 million in fiscal year 2021
  The Company achieved record revenues of $5.2 million for the three months ended April 30, 2022, an increase of 7.4% over the same period last year.
  The Company achieved an increase in CRO revenue (total revenue minus Talem asset out-licensing revenue) of 15.9% over the same period last year.

VICTORIA, British Columbia--(BUSINESS WIRE)--July 29, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), an advanced biotherapeutic research and technology company, today announced financial results for the full fiscal year 2022 ended April 30, 2022.

Fiscal 2022 Financial Summary*

  The Company achieved record total revenues of $19.4 million during the year ended April 30, 2022, an 8.1% increase from the year ended April 30, 2021.
  Project revenue of $17.4 million was $1.4 million, or 9.1%, higher than last year. Growth is driven primarily by the Company’s B cell Select® platform, with expansion in both the number and size of projects under contract.
  The Company, primarily through its subsidiary Talem Therapeutics LLC, invested $6.7 million in strategic research and development costs as compared to $2.0 million in 2021.
  The Company recorded a net loss of $16.7 million during the year ended April 30, 2022, compared to a net loss of $7.3 million for the year ended April 30, 2021.
  As of April 30, 2022, the Company held cash of $30 million (April 30, 2021 – $41.8 million)

*Expressed in Canadian dollars unless otherwise noted.

“We delivered another year of strong performance in fiscal year 2022, demonstrating both our highest revenue quarter and fiscal year in the history of IPA," said Dr. Jennifer L. Bath, Chief Executive Officer, IPA. "We are entering Fiscal Year 2023 with significant momentum and a strong focus and expectations on our new capabilities, robust pipeline, and excellent execution to deliver continued strong performance this year and over the long-term."

Recent and Fiscal 2022 Operational Highlights

  IPA seeks to rapidly and dramatically expand its IP portfolio with the addition of several US and international patent applications submitted by Talem Therapeutics LLC and obtained through the recent BioStrand acquisition
  IPA announces the retirement of Lisa Helbling, Chief Financial Officer, and the appointment of her successor and current member of the IPA executive team, Brad McConn, effective August 5th.
  Pre-clinical, IND-enabling histopathology data from toxicity study and ex vivo human Tissue Cross-Reactivity (TCR) analysis support the safety of IPA’s Polytope® TATX-03 cocktail
  IPA’s PolyTope® TATX-03 demonstrates protection against in vitro Infection by Omicron sublineage BA.2, in addition to all other Variants of Concern
  IPA completes acquisition of Belgian group, BioStrand, revolutionizing biotherapeutics with method to encode omics and power drug development with advanced Artificial Intelligence (AI)
  IPA’s newly acquired subsidiary, BioStrand, awarded second round of grant funding from VLAIO Research Grant
  IPA and ChemPartner Biologics announce PolyTope® TATX-03 antibody cocktail manufacturing collaboration
  After program review by the Department of Defense (DOD), IPA was selected to work with Elektrofi on a deployment ready formulation of its PolyTope TATX-03 as well as future pandemic preparation under an SBIR contract from Defense Health Agency (DHA) within the US DOD
  IPA bolstered global senior leadership with Barry Duplantis, Ph.D., promoted to Vice President of Client Relations and the addition of Ms. Carla Dahl, Vice President of Marketing
  IPA Europe granted three-year approval for the “Crédit d’Impôt Recherche” (CIR) from the French Ministry of Higher Education and Research to provide research tax credits to eligible French companies
  The Company established a multi-target research collaboration with Pierre Fabre in immuno-oncology
  IPA established a US $50 million At-The-Market distribution agreement (the “ATM”)
  IPA presented in vitro characterizations results from studies on TATX-21, a novel potential first-in-class antibody for Atherosclerosis Cardiovascular Disease (ACVD), at the 2021 BIO Convention
  IPA enters co-offering agreement with Eurofins Discovery, providing Eurofin’s global clients’ integrated access to IPA’s end-to-end discovery service

Financial Results

Revenue

The Company achieved record revenues of $19.4 million during the year ended April 30, 2022, compared to $17.9 million in fiscal year 2021, an 8.1% increase. The continued growth trend is primarily from project revenues in the Company’s B cell Select® platform with expansion in both the number and size of projects under contract.

For the three months period ending April 30, 2022, the Company achieved record revenues of $5.2 million compared to $4.9 million for the three months period ended April 30, 2021, a 7.4% increase.

Research & Development

Research and development increased to $6.7 million from $2 million in 2021, due to the strategic investment in R&D the Company is undertaking, including the Company’s SARSCoV-2 PolyTope® cocktail and other research projects.

Net Loss

The Company recorded a net loss of $16.7 million during the year ended April 30, 2022, compared to a net loss of $7.3 million for the year ended April 30, 2021. The $9.4 million increased net loss is primarily due to the Company’s investment in R&D, increased professional and consulting fees, increased insurance costs, increased salaries, and benefits to support the Company’s strategic plans and operations, and lower grant and subsidy income.

Liquidity and Capital Resources

As of April 30, 2022, the Company held cash of $30.0 million as compared to $41.8 million as of April 30, 2021, and had working capital of $28.2 million. The Company’s internal forecast indicates the cash on hand will sustain its existing operations, support its Nasdaq and TSXV on-going listing costs and satisfy its obligations for at least 12 months.

On October 13, 2021, at at-the-market (“ATM”) equity offering facility, was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM agreement, to sell through the Agent common shares of the Company having an aggregate gross sales price of up to US $50 million. As of July 29, 2022, US $50 million of the Company’s stock remained available for sale under the ATM facility.

Conference Call:

Date: Friday, July 29, 2022
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289
Attendee URL: https://events.q4inc.com/attendee/831812822

The conference call will be webcast live and available for replay via the same link found on the main page of the Company’s Investors section at: https://www.immunoprecise.com/investors.

If you are dialing into the call, please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company’s periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, to retain efficacy over time, and to reduce or suppress the emergence of novel variants as well as its potential to prevent the spread of variants. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03, or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 29, 2022 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

*Non-IFRS Financial Measure

Readers are cautioned that "Adjusted EBITDA" is a measure not recognized under IFRS. Adjusted EBITDA is defined as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that "Adjusted EBITDA" is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact: investors@immunoprecise.com